March 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry

Kevin Kuhar

Lauren Hamill

Suzanne Hayes

Re:	Radiopharm Theranostics Limited

Registration Statement on Form 20FR12B

Filed February 13, 2023

File No. 001-41621

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 1, 2023 with respect to the Company’s Registration Statement on Form 20-F that was filed on February 13, 2023.

The Company is concurrently publicly filing Amendment No. 1 to its Registration Statement on Form 20-F, which includes changes made in response to the Comments and certain other changes (the “Amended Registration Statement”).

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form 20FR12B Filed February 13, 2023

Risk Factors

We have a limited operating history and a history of losses . . ., page 4

1.	We note your response to prior comment 4, which we reissue in part. Please revise both the heading and narrative disclosure in this risk factor to expressly state that your independent auditor included a going concern opinion in its audit report raising substantial doubt about the Group’s ability to continue as a going concern.

The Company respectfully advises that it has revised the disclosure on page 4.

Clinical Approach

RAD Clinical Development Pipeline, page 26

2.	In light of your disclosure on page 32 that you no longer intend to further develop RAD201, please tell us whether, and if so how, the RAD201 program is sufficiently material to your business to warrant its continued inclusion in the pipeline table. To the extent RAD201 remains in your pipeline table, please revise the notes column to explain that you have ceased development of this candidate, if accurate.

The Company respectfully advises that it has revised the disclosure on pages 26 and 32. RAD201 should still be included in the pipeline table because, as discussed in the revised disclosure, its development could be resumed and the results of its Phase I supported the Company’s decision to start the RAD202 trial.

ITEM 4. INFORMATION ON THE COMPANY

Our Licensed Platform Technologies

Nano-mAbs, page 29

3.	We note your revised disclsoure stating that you plan to seek IND approval from the FDA in 2023 to start a Phase 1 trial with RAD201 and RAD202. This statement appears to be inconsistent with disclsoure on page 32 indicating that you do not currently intend to further develop RAD201. Please reconcile or advise.

The Company respectfully advises that it has revised the disclosure on pages 29 and 32.

Our Drug Candidates

RAD201 (Nano-mAb HER-2 Breast Diagnostic) and RAD202 (Nano-mAb Her-2 Breast Therapeutic), page 31

4.	Please further revise your disclsoure in this section to explain when and why the Company decided not to further develop the RAD201 product candidate.

The Company respectfully advises that it has revised the disclosure on page 32.

RAD502 (DUNP-19 Osteosarcoma), page 33

5.	We note your response to prior comment 20, and we have the following additional comment.

●	Please further revise your disclosure to clarify that FDA Orphan Drug Designation does not eliminate any FDA regulatory requirements or guarantee a shortened regulatory review process or FDA approval.

●	Please briefly explain the conditions for and the impact of receiving a FDA Priority Review Voucher at the time a marketing authorization may be granted.

The Company respectfully advises that it has revised the disclosure on page 34.

Corporate Governance Requirements under NASDAQ listing rules, page 58

6.	Please expand your disclosure to clearly state whether proxies are counted in show of hands voting. If there are any circumstances in which proxies are not counted, please explain those circumstances and expand your risk factor discussion on page 22 to describe the circumstances under which proxies will not be counted.

The Company respectfully advises that it has revised the disclosure on pages 22 and 59.

ITEM 10. ADDITIONAL INFORMATION

C. Material Contracts, page 68

7.	We note your response to prior comment 28, which we reissue with respect to the license agreement with Diaprost AB and Fredax AB. Please revise to state the expected expiration date of the last-to-expire patent right under that agreement. Additionally, please revise your discussion of the license agreement with The Regents of the University of California to state the expected expiration date of the last-to-expire patent right under that agreement.

The Company respectfully advises that it has revised the disclosure on pages 69 and 70.

Jurisdiction and Arbitration, page 86

8.	Since you state that the exclusive jurisdiction provision under the Deposit Agreement will apply to claims under the Securities Act and the Exchange Act, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Since the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Additionally, please revise Exhibit 2.1 to clarify how the jurisdiction provision applies to claims under the Securities Act and the Exchange Act or confirm that you will make future investors aware of the provision’s applicability by providing disclosure in future Exchange Act reports.

The Company respectfully advises that it has revised the disclosure on pages 20 and 87.

The Company confirms that the Company will make future investors aware of the Jurisdiction and Arbitration provision included in the Deposit Agreement by providing disclosure in future Exchange Act reports.

9.	You state both on page 86 and in your risk factor on page 20 that the arbitration provisions of the deposit agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act “in federal or state courts,” while the third paragraph of Section 7.6 in the Deposit Agreement indicates that the arbitration provisions do not preclude ADS holders from pursuing claims “in federal courts.” Please reconcile your disclosure in Exhibit 2.1 to eliminate this inconsistency.

The Company respectfully advises that it has revised the disclosure on page 20 and 87.

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Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening, given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly

Andrew Reilly

Partner

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